Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549
U.S.A.

SUPPL

06014932

June 29, 2006

<u>Re: Investor AB – file no 82-34698</u>

The enclosed information is being furnished pursuant to Rule 12g3-2(b).

Very truly yours,

Gunilla Swardh
Compliance Officer

Enclosure

Investor AB
A Public Company
Registration No. 556013-8298

SE-103 32 Stockholm Sweden
Visiting address
Arsenalsgatan 8c

Tel +46 8 614 20 00
Fax +46 8 614 21 50
www.investorab.com

EQT

investor

Press release
June 22, 2006

Indap has increased its holding in Gambro to 98.3%

- Indap has reached 98.3% of the shares and 98.5% of the votes in Gambro
- The acceptance period is extended until July 19 and is final
- Compulsory acquisition procedure initiated

Indap AB ("Indap") has further increased its holding in connection with the offer to the shareholders in Gambro AB (publ) ("Gambro") and after the offer was declared unconditional on June 2, 2006.

By June 16, 2006, being the end of the extended acceptance period under the offer, Indap's holding in Gambro had increased to 246,957,931 Series A shares and 91,713,408 Series B shares, including valid acceptances of the offer received, Investor AB's holding of 68,468,225 Series A shares that has been transferred to Indap and shares purchased in the stock market after the offer was declared unconditional. Indap's holding represents 98.3 percent of the total Gambro shares and 98.5 percent of the total voting rights attaching to Gambro shares. Settlement for Gambro shares duly tendered by June 16, 2006, is expected to commence on June 29, 2006.

To facilitate further acceptances under the offer, the acceptance period is extended until 18.00 (CET) on July 19, 2006, providing Gambro shareholders that have not yet tendered their shares with the opportunity to accept the offer. Settlement after this subsequent and final acceptance period is expected to commence on or about July 31, 2006.

Indap has initiated a compulsory acquisition procedure to acquire those Gambro shares not tendered in the offer.

For further information, please contact:

Investor media contact
Fredrik Lindgren, Vice President, Corporate Communications
Phone: +46 8 614 2031

www.investorab.com

The offer is not being made (nor will any tender of shares be accepted from or on behalf of holders) in any jurisdiction in which the making of the offer or the acceptance of any tender of shares therein would not be made in compliance with the laws of such jurisdiction. The offer is not being made, directly or indirectly, in or into Australia, Canada or Japan.